Free Writing Prospectus Dated September 7, 2010 Registration Statement No. 333-156423 Filed Pursuant to Rule 433

SIFMA/LIBOR Ratios

This material has been prepared for information purposes to support the promotion or marketing of the transaction or matters addressed herein. This is not a research report and was not prepared by Morgan Stanley Research
Department. It was prepared by Morgan Stanley sales, trading, banking or other
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that may be imposed on the taxpayer under U.S. federal tax laws. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor. Past performance is not necessarily a guide to future performance. Please see additional important information and risk factors at the end of this material.

                                                                               1

 Overview of the Municipal Derivatives Market

Table of Contents

[]   Overview of the Municipal Derivatives Market

     --   US Public Finance

     --   SIFMA Index Description

     --   Factors Influencing Spot Ratio (SIFMA / 3M LIBOR)

     --   Upward Sloping Ratio Curve

     --   Implied Future Marginal Tax Rates

[]   Description of the SIFMA Index

[]   Risk Factors

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                                                                               2

 Section 1
Overview of the Municipal Derivatives Market

This material was not prepared by the Morgan Stanley research department. Please refer to important information and risk factors at the end of this material.

                                                                               3

[]   Tax-exempt bonds are generically called "municipal bonds" or "munis" even though they are not necessarily issued by a municipality.

[]   There are about $2.26 trillion outstanding "munis" (1). For comparison, there are about $6.61 trillion outstanding US Treasuries (2).

[]   Annual municipal bond issuance has averaged approximately $450 billion since 2005(3).

Overview of the Municipal Derivatives Market
US Public Finance

[]   Decentralization of Borrowing

     US debt market is decentralized due to Federalism. Municipalities (e. g.
     states, cities and counties), their instrumentalities (utilities, transit systems, water and sewer systems and public school systems) and not-for-profit organizations (e. g. universities and cultural institutions)
     access capital markets directly by issuing their own bonds.

[]   Tax-Exemption for Public Purpose Debt

     "Munis" are typically exempt from taxation at the Federal level and at the
     State level (in the State they were issued).

[]   Federal Taxation for Individuals and Corporations

     The Federal Government imposes a progressive tax on the taxable income of individuals and corporations. Currently, there are 6 brackets ranging from
     10% to 35% for individuals and 8 brackets ranging from 15% to 35% for corporations. The highest current marginal tax rate is 35% for both individuals and corporations.

[]   Tax Equivalency

     Since "munis" are exempt from Federal taxation,

     Tax-Exempt Yield = Taxable Yield Equivalent * (1 -- Marginal Tax Rate)

1: US Federal Reserve

2: US Treasury

3: Thomson Financial

This material was not prepared by the Morgan Stanley research department. Please refer to important information and risk factors at the end of this material.

                                                                               4

 Variable Rate Demand Obligations:

VRDOs are short-term tax-exempt fixed income instruments with a yield that is reset on a weekly basis. VRDOs are nominally long dated securities, however, they are considered short term instruments by the market due to a liquidity provision in the form of an investor par put, typically to a bank, that coincides with the weekly rate reset.

Overview of the Municipal Derivatives Market
SIFMA Index Description

[]   The SIFMA Index (see Appendix), formerly the Bond Market Association (BMA)
     Index, is the market benchmark for tax-exempt money market funds and is considered by the market to be the tax-exempt equivalent to short term
     LIBOR

[]   The Securities Industry and Financial Markets Association Index ("SIFMA"
     Index), produced by Municipal Market Data, is a 7-day high-grade market index comprised of tax-exempt Variable Rate Demand Obligations (VRDO)

[]   Primary investors in SIFMA Index based products are the tax-exempt money market funds (2(a)7 funds)

Historical SIFMA and 3M LIBOR
(%)
[GRAPHIC OMITTED]

Source: British Banker's Association, Municipal Market Data

This material was not prepared by the Morgan Stanley research department. Please refer to important information and risk factors at the end of this material.

                                                                               5

Overview of the Municipal Derivatives Market

SIFMA Index Description

[]   The SIFMA Index is released weekly on Wednesdays at 4:15 P. M. ET and can be viewed on Bloomberg the following Monday via MuniPSA Index (GO) or on the SIFMA website http://archives1. sifma. org/swapdata. html

[]   Satisfying the eligibility criteria listed below does not guarantee inclusion in the index, the approximately 1,000 VRDOs chosen varies on a weekly basis

[]   SIFMA Index Underlying VRDO Eligibility Criteria:

     --   Weekly reset, effective on Wednesday

     --   Not subject to Alternative Minimum Tax

     --   Outstanding amount of $10 million or more

     --   Highest short-term rating (VMIG1 by Moody's or A-1+ by S and P)

     --   Pay interest on a monthly basis, calculated on an actual/actual basis

[]   SIFMA Index Calculation:

     --   A subset of VRDOs is chosen from the eligible pool of VRDOs

     --   The average and the standard deviation for all VRDOs in the subset being considered are calculated. The one standard deviation levels are calculated and all VRDOs within the subset that fall outside of the one standard deviation range are disregarded

     --   The average of the remaining VRDOs within the subset is calculated, the resulting average is the spot SIFMA reset

This material was not prepared by the Morgan Stanley research department. Please refer to important information and risk factors at the end of this material.

                                                                               6

[]   In 1993, the highest MTR was increased retroactively

[]   During 2001-2004, and again during 2008 to the present, the low rate environment caused this relationship to dislocate. In other words, the
     SIFMA Index is closer to the taxable LIBOR rate than the level of the MTR would predict.

Overview of the Municipal Derivatives Market
Factors That Influence the Spot Ratio
1. Historical Marginal Tax Rates

[]   The after-tax return on short-term LIBOR based products [ LIBOR * (1 -- Tax
     Rate) ] can be seen as approximately equivalent to the tax-exempt yield on short-term VRDO products [SIFMA]

[]   The spot (SIFMA / 3M LIBOR) ratio relationship has historically tracked 1 minus the highest Marginal Tax Rate (MTR), but not without exception as shown below

Spot SIFMA/LIBOR Ratio Generally Reflects Current Tax Policy
[GRAPHIC OMITTED]

Source: British Banker's Association, Municipal Market Data

This material was not prepared by the Morgan Stanley research department. Please refer to important information and risk factors at the end of this material.

                                                                               7

 Overview of the Municipal Derivatives Market
Factors That Influence the Spot Ratio
2. Absolute Level of Interest Rates

Regression of Spot Ratio and 3-Month LIBOR
Quarterly Data since 1990
[GRAPHIC OMITTED]

Source: British Banker's Association, Municipal Market Data, Bloomberg

[]   As the trendline above shows, the SIFMA Spot Ratio is approximately -40%
     correlated to the level of 3-Month LIBOR.

[]   Typically, the Spot Ratio trends higher when 3-Month LIBOR is low. It is widely thought that this is because the absolute value of tax exemption declines.

[]   During the recent crisis, a 'flight-to-quality' saw Spot Ratios reset very low as LIBOR rates spiked and investor demand for VRDOs increased because of their perceived safety and liquidity.

This material was not prepared by the Morgan Stanley research department. Please refer to important information and risk factors at the end of this material.

                                                                               8

[]   Structural supply/demand imbalances in the municipal bond market create an upward sloping curve.

[]   Investor demand is concentrated in shorter maturities -- retail investors buying sub 7y municipal bonds.

[]   Issuer demand is concentrated in the longer maturities, as this is where they hedge long dated bond issuance.

Overview of the Municipal Derivatives Market
Upward Sloping Term Structure of Ratios

[]   It is thought that on the day of coupon payment, rational investors should be indifferent between receiving a tax-exempt coupon of X% and receiving a taxable coupon of [X% / (1-Marginal Tax Rate)].

[]   Therefore, the Spot Ratio should be approximately at (1 -- MRT)%

[]   Through this, an upward sloping Ratio curve implies a declining marginal tax rate.

SIFMA / LIBOR Ratio Spot Curve
Indicative Mid Ratios for Various Maturities (in years)
[GRAPHIC OMITTED]

Source Morgan Stanley

This material was not prepared by the Morgan Stanley research department. Please refer to important information and risk factors at the end of this material.

                                                                               9

 Overview of the Municipal Derivatives Market
Marginal Tax Rate Exposure

[]   The current maximum individual federal marginal tax rate of 35% (near a 60 year low) is scheduled to increase to 39.6% in 2011 and President Obama has been vocal on his intention to allow the previous administration's temporary tax cut to sunset

[]   Impending demographic change in the US as Baby Boomers enter retirement will increase pressure on federal tax revenues and expenditures

[]   The U. S. Government has passed health care reform and it has been suggested that such reform may be partially funded by tax increases on top income earners

[]   Although there is no certainty that these factors will actually translate into an increase in Marginal Tax Rates, any such potential increase is contradicted by the declining Marginal Tax Rate that the SIFMA Ratio forward curve predicts

Highest Marginal Tax Rate
(%)
[GRAPHIC OMITTED]
Source US Internal Revenue Service

Budget Deficit/Surplus
($Bn)
[GRAPHIC OMITTED]
Source Office of Management and Budget -- 2008 estimated

This material was not prepared by the Morgan Stanley research department. Please refer to important information and risk factors at the end of this material.

                                                                              10

 Appendix A
Description of the SIFMA Index

This material was not prepared by the Morgan Stanley research department. Please refer to important information and risk factors at the end of this material.

                                                                            11

 Definitions
The SIFMA Municipal Swap Index
Formerly The Bond Market Association/PSA Municipal Swap Index

What is The Securities Industry and Financial Markets Association Municipal Swap
Index?

The Securities Industry and Financial Markets Association Municipal Swap Index,
produced by Municipal Market Data, is a seven day high grade market index comprised of tax-exempt VRDOs from MMD's extensive database.

Why was the Index created?

The Index was created in response to industry participants' demand for a short-term index which accurately reflected activity in the VRDO market. In
1991, SIFMA established a Market Index Subcommittee to analyze the need for such an index, and determine a solution. SIFMA contacted Municipal Market Data in this effort because of MMD's extensive database of active variable rate demand notes, and MMD's long-standing reputation within the industry. MMD worked closely with SIFMA to determine appropriate criteria on which to base the Index.

Source SIFMA, Municipal Market Data

How is the Index used?

In swaps:

One of the most critical elements of a swap transaction is the Index on which the floating rate is based. (In a swap, two counterparties exchange fixed rate interest payments for floating rate payments or vice versa). The Index serves as a benchmark floating rate in the swap transaction.

As a market indicator:

Issuers, investment bankers and other market participants need an efficient way to monitor the market on a regular basis. The Index provides a consistent means of tracking market movements as they occur.

This material was not prepared by the Morgan Stanley research department. Please refer to important information and risk factors at the end of this material.

                                                                              12

Definitions
The SIFMA Municipal Swap Index (cont'd)
Formerly The Bond Market Association/PSA Municipal Swap Index

What are the criteria for the Index?

In order for an issue to qualify for inclusion in the Index it must:

[]   be a weekly reset, effective on Wednesday (no lag resets considered)

[]   NOT be subject to Alternative Minimum Tax

[]   have an outstanding amount of $10 million or more

[]   have the highest short-term rating (VMIG1 by Moody's or A-1+ by S and P)

[]   pay interest on a monthly basis, calculated on an actual/actual basis.

In addition, only one quote per obligor per remarketing agent will be included in the Index. Issues from all U.S. states are eligible for inclusion.

How do I know that the Index represents the market?

MMD's database contains extensive information for more than 15,000 active VRDOs.

How is the Index calculated?

The Index is calculated on a weekly basis, and released to subscribers on
Thursday. The following are considered in the Index calculation:

[]   The standard deviation of the rates is calculated.

[]   Any issue falling outside of +/-1.0 standard deviations is dropped.

Each participating remarketing agent is limited to no more than 15% of the Index by an averaging method.

How many VRDO issues are in the Index?

The actual number of issues that make up the Index will vary in time as issues are called, converted, mature or are newly issued. In addition, if changes occur which violate the criteria or calculation methods, an issue will be dropped.

Source The Bond Market Association, Municipal Market Data

This material was not prepared by the Morgan Stanley research department. Please refer to important information and risk factors at the end of this material.

                                                                              13

Definitions
Municipal Market Data
About Municipal Market Data

Since 1981, Municipal Market Data (MMD) has been providing a broad range of benchmark data and technical and fundamental analysis to the municipal market.

Municipal Market Data's services are a key component of the Thomson Municipal
Market Monitor (TM3), a delivery platform offering a single point of access to an integrated suite of premier municipal products. TM3 links news, data, and analysis from a number of sources, including Dalcomp, MMD, Muller Data/TSIS,
MuniView (TM), Thomson Municipal News, The Bond Buyer, and The Bond Buyer's
Municipal Marketplace (the "Red Book").

Source Municipal Market Data

This material was not prepared by the Morgan Stanley research department.
Please refer to important information and risk factors at the end of this material.

                                                                              14

 Appendix B
Mechanics of Averaged Rate

This material was not prepared by the Morgan Stanley research department.
Please refer to important information and risk factors at the end of this material.

                                                                              15

 Definitions

Mechanics of Averaged Rate

[]   SIFMA Index payments are calculated as the daily weighted average of the
     SIFMA Index determined each Wednesday and paid on an Act/Act basis

The calculation for the average SIFMA rate for the illustrative payment period
17-Apr-09 to 17-Jul-09 is as follows:

Period   Start Date   End Date    Daycount   SIFMA Resets
1        17-Apr-09    23-Apr-09   6          0.5300%
2        23-Apr-09    30-Apr-09   7          0.5700%
3        30-Apr-09    7-May-09    7          0.6300%
4        7-May-09     14-May-09   7          0.4700%
5        14-May-09    21-May-09   7          0.4400%
6        21-May-09    28-May-09   7          0.4200%
7        28-May-09    4-Jun-09    7          0.3900%
8        4-Jun-09     11-Jun-09   7          0.3400%
9        11-Jun-09    18-Jun-09   7          0.3600%
10       18-Jun-09    25-Jun-09   7          0.3600%
11       25-Jun-09    2-Jul-09    7          0.3500%
12       2-Jul-09     9-Jul-09    7          0.3000%
13       9-Jul-09     16-Jul-09   7          0.2700%
14       16-Jul-09    17-Jul-09   1          0.3200%

Rate paid on 17-Jul-09 is:
[GRAPHIC OMITTED]

This material was not prepared by the Morgan Stanley research department. Please refer to important information and risk factors at the end of this material.

                                                                              16

 Appendix C
Risk Factors

This material was not prepared by the Morgan Stanley research department.
Please refer to important information and risk factors at the end of this material.

                                                                              17

 Risk Factors

Risk Factors

This section describes some of the risk factors relating to the SIFMA index and
LIBOR. This is not an exhaustive list of such risk factors. For additional risk considerations, including those relating to any securities linked to the SIFMA index and LIBOR, you should read the offering materials relating to such securities.

* Marginal tax rates: As the SIFMA index represents the rate payable on tax-exempt variable rate demand obligations, decreases in the marginal tax rate may increase the SIFMA index (reflecting the reduced after-tax benefits of the tax-exempt variable rate demand obligations included in the SIFMA index).

* Tax-exempt status of municipal securities: Changes in the tax-exempt status of municipal securities may also impact the SIFMA/LIBOR ratio. If the tax-exempt status of municipal securities were to be removed, reduced or otherwise adversely impacted, the SIFMA index would likely increase, converging toward the non-tax-exempt LIBOR reference rate.

* Tax treatment of comparable securities: Changes in tax laws that grant non-municipal securities more favorable tax treatment may increase the
SIFMA/LIBOR ratio by impacting market demand for and pricing of municipal securities.

* Creditworthiness of municipal securities: Any actual or anticipated decline in the actual or perceived creditworthiness of issuers of municipal securities could significantly increase the level of the SIFMA index.

* Supply and demand for municipal securities; remarketing practices: In addition to the creditworthiness of municipal securities, other factors can affect the level of the SIFMA index, such as supply and demand imbalances, any changes in the remarketing practices for variable rate demand obligations or technical trading factors. Any of these factors may increase the SIFMA index and thereby increase the SIFMA/LIBOR ratio. Aside from changes in the tax law, such demand and supply movements could derive from fragmentation in the market for municipal securities, uncertainty with respect to the rights of holders of municipal securities and illiquidity generally in the market.

* The absolute level of interest rates (yield compression): As market interest rates in general decrease, municipal securities may become subject to decreasing demand (as the positive tax effects of holding tax-exempt municipal securities decline on a relative basis) and increasing supply (as municipal issuers seek to exploit low interest rates by issuing more securities) . This demand and supply imbalance could increase the SIFMA index and accordingly, increase the
SIFMA/LIBOR ratio.

[C] 2010 Morgan Stanley

                                                                              18

 Additional Important Information

This material was prepared by sales, trading, banking or other non-research personnel of one of the following: Morgan Stanley and Co. Incorporated, Morgan
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those of the Morgan Stanley fixed income or equity research department or others in the firm.

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Notwithstanding anything herein to the contrary, Morgan Stanley and each recipient hereof agree that they (and their employees, representatives, and
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kind from the commencement of discussions, the U.S. federal and state income tax treatment and tax structure of the transaction and all materials of any kind
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parties, their affiliates, agents or advisors In the UK, this communication is directed in the UK to those persons who are market counterparties or intermediate customers (as defined in the UK Financial Services Authority's rules). In Japan, this communication is directed to the Qualified Institutional
Investors as defined under the Securities Exchange Law of Japan and its
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property of their respective owners. Third-party data providers make no warranties or representations of any kind relating to the accuracy, completeness, or timeliness of the data they provide and shall not have liability for any damages of any kind relating to such data.

SIFMA and MMD obtain and gather the information and data contained in its SIFMA
Index from sources considered reliable. However, SIFMA and MMD do not guarantee the accuracy or completeness of the SIFMA Index. The SIFMA Index does not constitute a recommendation to buy or sell securities of any kind. SIFMA and MMD make no warranties, expressed or implied, as to merchantability or fitness for a particular purpose or any other matter. SIFMA and MMD assume no responsibility, and shall not be liable, for any damages, direct or indirect, consequential or compensatory, including, but not limited to, lost profits arising out the provision of the SIFMA Index by SIFMA and MMD.

SIFMA and MMD are acting as information provider only, and have no opinion or affiliation pertaining to this particular offering or product.

This material may not be sold or redistributed without the prior written consent of Morgan Stanley.

[C] 2010 Morgan Stanley

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